October 27, 2011

Via EDGAR

Larry Spirgel Assistant Director United States Securities and Exchange Commission Division of Corporation Finance 100 F Street NE Washington, DC 20549

Re:	ZST Digital Networks, Inc. Form 10-K for fiscal year ended December 31, 2010 - Filed March 4, 2011 Form 10-Q for the period ended June 30, 2011 - Filed August 11, 2011 File No. 001-34488

On behalf of ZST Digital Networks, Inc., a Delaware corporation (the “Company”, “we”, “us”, “our”), the undersigned is hereby providing the Company’s responses to the Securities and Exchange Commission (the “Commission”) comment letter dated October 6, 2011.  The Company’s responses to the Staff’s comment letter, below, are in identical numerical sequence to the Commission comment letter, and each comment is repeated verbatim with the Company’s response immediately following.

Form 10-Q for the quarterly period ended June 30, 2011

Note 2 – Summary of Accounting Policies

Multiple Deliverable, page 8

1.
Comment:  We refer to your response to comment two from our letter dated August 16, 2011. You state that you account for the commercial GPS service on a gross basis. We note on page 28 of the Form 10-Q for the quarterly period ended June 30, 2011 that your customers also subscribe with China Unicom for telecommunication service related to the GPS services. Tell us in detail how you considered Section 605-45 of the ASC in regards to these services. In your response tell us who the customer enters into contracts with and describe the significant provisions of the agreements including, but not limited to, the following:

•	the nature of the services provided;
•	the nature of the involvement of China Unicom;
•	the term of the contracts upon the purchase of the GPS services, including if the second year or any subsequent years of service are included in the purchase; and
•	your responsibilities for providing services in these arrangements.

Larry Spirgel
October 27, 2011

Response:  We respectfully note your comment and hereby supplementally provide you with additional information regarding our commercial GPS operations, including, but not limited to, our relationships with our customers and China Unicom.

Background

As way of background, commercial vehicles operators in China are required to comply with specific regulations promulgated by the Chinese government.  In the Henan Province, the type of commercial vehicles that are subject to these regulations generally include tour buses, minibuses and vehicles used for the transport of hazardous materials.  As a part of these regulations, the operators are required to have their commercial vehicles equipped with GPS tracking devices.  The targeted market for the Company's commercial GPS business is transport vehicles that are subject to these rules and regulations set forth by Chinese government.  Our commercial GPS operations mainly involve the sales of GPS devices, installation of GPS devices and GPS location tracking services within the Henan province.

Contract between Company and Customer

Typically, when our customers enter into purchase contracts with us, they will purchase the GPS device, GPS device installation service, and GPS location and tracking service altogether.  The contract between our customers and us will set forth the selling price of GPS device, the service fee for GPS installation, the first year’s (in some rare cases, the first two years’) subscription fee for GPS location and tracking service, and the subsequent years’ subscription fee.

The contract typically requires customers to pay in full for GPS devices, installation service, and the first year’s subscription fee in advance before GPS devices are delivered and installed.  When the subscription service needs to be renewed, customers are typically required to pay the agreed subscription fee one month in advance before the current year’s service expires.

The Company’s obligations under the contract are:

1.	to deliver and install the GPS device to customer-specified vehicles when customers fulfill their payment responsibilities;
2.	to provide GPS location and tracking service to customers during the agreed-upon first year period; and
3.	to provide GPS location and tracking service in subsequent years if customers pay to renew the service one month before the current year’s service period expires.

Contract between the Company and China Unicom

In order to provide the GPS location and tracking services, we need to use either China Unicom or other telecom operators’ wireless network.  Currently, we are using China Unicom’s wireless network.  China Unicom provides information transmission channels for our GPS location and tracking service through SIM (Subscriber Identification Module) card issued to us. Immediately before we deliver and install the GPS device for our customers, we subscribe with China Unicom and request China Unicom to issue SIM cards to us; then we’ll insert the SIM cards into the GPS devices to be installed to the customer-specified vehicles.  The information channel provides by China Unicom serves as a conduit for GPS device installed in the customer-specified vehicle and ZST’s GPS operation center.

Larry Spirgel
October 27, 2011

Pursuant to our agreement with China Unicom, China Unicom charges the Company a fixed amount of annual subscription fee for each SIM card issued, but considering the long-term nature of this cooperation, China Unicom agrees to waive the first year’s service fee and charges from the second year of service.  We pay subscription expense to China Unicom because we use their wireless network in providing GPS location and tracking service to our customers.  Essentially, China Unicom provides one year’s free service to the Company, but Company does not provide free service to its customers.

Analysis

We note that certain statements in our Form 10-Qs filed on August 11 and May 11, 2011 may not be clear on this point.  For example, these filings reference that the Company has a “commitment to pay subscription fees for our customers” This statement was intended to convey that we pay China Unicom for the service provided to us and for ourselves, not for our customers.

Also, the statement in response to Comment No. 2 in the SEC letter dated August 16, 2011, “…we pay subscription expense to China Unicom and provide free service to our customers; we account cost of service as an expense” is not appropriate; and it is more precise to state that we pay subscription expense to China Unicom for service provided to us and we account the subscription expense as a cost.  We do not offer our customers any other service provided by China Unicom, we only offer GPS tracking services to our customers.  We consider that ASC 605-45 does not apply to our GPS business.

The Company hereby undertakes to revise our disclosures in future filings to reflect the foregoing, beginning with our Form 10-Q for the period ended September 30, 2011, which we intend to file in the next few weeks.

2.
Comment:  You indicate in your response that the renewal subscription with China Unicom is a free service provided for your customers. It appears that this free service is a component or deliverable of the initial arrangement with your customers. Tell us how you applied the guidance in ASC 605-25 in accounting for this deliverable and considering whether you should allocate revenue to this future service.

Response:  We respectfully note your comment and hereby supplementally provide you with additional information relates to renewal subscription with China Unicom.  As we have described in our response to comment 1, above, we actually do not, and have not, provided free service to our customers.  We do not pay China Unicom for service provided to our customers, but for service China Unicom provided to the Company.  We use the service China Unicom provided to us in providing our service to our customers.  Since we do not actually provide free service to our customers,  we do not identify free service as a deliverable in accordance with ASC 605-25.

As noted above, China Unicom provides us one year’s free service for each SIM card issued.  We begin to pay China Unicom service fee when we renew the subscription in the second and subsequent years.  We have analyzed and considered spreading the first year’s free expense through the whole contract life, but it is not possible to estimate the life of the contract since the commercial GPS operation is a new business and we do not have any operating history to follow. Based on this consideration, we do not record any subscription expense when China Unicom provides the first year’s free service to ZST.

Larry Spirgel
October 27, 2011

3.
Comment:  You state in your response that the first year of service is included in the purchase of the GPS by your customers and you pay a subscription expense to China Unicom. Later you disclose that in your agreement with China Unicom that there is no fee obligation owed to them in the first year. Please reconcile these apparent differences in your response.

Response:  We respectfully note your comment and hereby further clarify our relationship with our customers and China Unicom:

Relationship between our customers and ZST

As noted in our response to Comment No. 1, above, ZST sells the first year’s service altogether with GPS device to our customers when we enter into the contracts.  The agreements typically require customers to pay for GPS devices, installation service, and the first year’s location and tracking service in advance before any GPS device is delivered and installed.  We do not provide one year’s free service to our customers.

Relationship between China Unicom and ZST

Also noted in our response to Comment No. 1, above, we use China Unicom’s wireless network to provide GPS location and tracking service.  For each of the GPS device provided to our customers, we apply for a SIM card from China Unicom, we insert the SIM card into the GPS device, and the GPS device is then installed to customer-specified vehicle.  The SIM card works as an information channel between the vehicle and our GPS operation center and then we are able to provide our GPS location and tracking service through this channel. China Unicom provides one year’s free service to ZST for each SIM card issued, such that there is no payment obligation in the first year, and we start to pay subscription expense to China Unicom for the second year.  Therefore, ZST does not provide one year’s free service to our customers, but ZST receive one year’s free service from China Unicom.

The Company hereby undertakes to revise our disclosures in future filings to reflect the foregoing, beginning with our Form 10-Q for the period ended September 30, 2011, which we intend to file in the next few weeks.

4.
Comment:  We note in your response that you indicate that you account for the expenses paid to China Unicom as an operating cost and also a cost of service. Please clarify where this expense is classified in the income statement.

Response:  We respectfully note your comment and hereby further clarify that the expenses we paid to China Unicom was included in “Cost of Service” in the Consolidated Statements of Income and Comprehensive Income.

Larry Spirgel
October 27, 2011

On behalf of the Company, the undersigned hereby confirms and acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any additional information, please contact our securities legal counsel, K&L Gates LLP, attention Anh Q. Tran, Esq., by phone at (310) 552-5083, by facsimile at (310) 552-5007, or by e-mail at anh.tran@klgates.com.

Sincerely,

/s/  Zhong Bo

Zhong Bo
Chairman of the Board and
Chief Executive Officer

cc:	Michael Henderson, Staff Accountant, Commission Anh Q. Tran, K&L Gates